AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

3 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 SEP 20 AM 9:50

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 September 2002, Re: Amsteel Corporation Berhad - Announcement pursuant to paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/23

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 02-09-2002 05:11:06 PM
Reference No AA-020902-272D4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD ("Amsteel")
Announcement pursuant to paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange

* **Contents :-**

In accordance with paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of PN4, the Directors of the Company hereby announce that as at the date hereof:

1. the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001, 26 March 2002 and 12 July 2002 ("Proposed GWRS") is still in progress;

2. RHB Sakura Merchant Bankers Berhad, the Financial Adviser to the Company for the Proposed GWRS, had on 9 August 2002 submitted a joint appeal to the Securities Commission ("SC") on behalf of the Company, Lion Corporation Berhad, Lion Land Berhad and Angkasa Marketing Berhad on certain of the conditions imposed by SC in its letter of approval to the Company for the Proposed GWRS ("Appeal"). An announcement would be made upon the receipt of the SC's reply to the Appeal; and

3. the Company has by a notice dated 19 August 2002 informed the scheme creditors of the Amsteel Group that the scheme meetings of Amsteel and its subsidiaries whose debts are addressed under the Proposed GWRS, will be held on 16 September 2002 and 18 September 2002 at the Novotel Century Hotel, 17-21 Jalan Bukit Bintang, 55100 Kuala Lumpur.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

02 SEP 2002